                                                               Filed Pursuant to
                                                         Rules 424(b)(3) and (c)
                                                              File No. 333-41625

               PROSPECTUS SUPPLEMENT NO. 1 DATED DECEMBER 22, 1998
                      TO PROSPECTUS DATED FEBRUARY 19, 1998

                         BOLDER TECHNOLOGIES CORPORATION

             336,200 SHARES OF SERIES A CONVERTIBLE PREFERRED STOCK,
                AN INDETERMINATE NUMBER OF SHARES OF COMMON STOCK
                        ISSUABLE UPON CONVERSION THEREOF
                                       AND
           UP TO 453,870 SHARES OF COMMON STOCK ISSUABLE AS DIVIDENDS
                   ON THE SERIES A CONVERTIBLE PREFERRED STOCK


         This Prospectus Supplement should be read in conjunction with the Prospectus dated February 19, 1998 (the "Prospectus"). The table on pages 17 and 18 of the Prospectus setting forth information regarding the Selling Stockholders is superseded by the following table:

                              SELLING STOCKHOLDERS

         The following table sets forth the names of the Selling Stockholders, the number of shares of Series A Preferred Stock and Common Stock owned beneficially by such Selling Stockholders as of December 15, 1998 and the number which may be offered pursuant to this Prospectus. This information is based upon information provided by the Selling Stockholders. Because the Selling Stockholders may offer all, some or none of their Shares, no definitive estimate as to the number of shares thereof that will be held by the Selling Stockholders after such offering can be provided.




                                       1.


                                                          Number of
                                                          Shares of                                    Number of
                                                          Series A                                     Shares of
                               Shares of Series A         Preferred                                   Common Stock
     Name of Selling            Preferred Stock          Stock Being        Shares of Common Stock   Being Offered
       Stockholder             Beneficially Owned      Offered Hereby(1)     Benficially Owned(2)    Hereby(1)(2)(3)
--------------------------- -------------------------  -----------------  -------------------------- ----------------
                              Number       Percent                           Number       Percent
                            ------------ ------------                     ------------- ------------
Commingled Pension Trust
Fund (Multi-Market
Special Investment Fund
II) of Morgan Guaranty
Trust Co. of New York           140,000        41.6%          140,000         534,895         5.3%          534,895

Heartland Value Plus Fund        80,000        23.8%           80,000         534,166(4)      5.4%          266,666

BT Alex. Brown
Incorporated                     40,000        11.9%           40,000         146,978         1.5%          146,978

The Alfred P. Sloan
Foundation                       30,000         8.9%           30,000         110,234         1.1%          110,234

Multi-Market Special
Investment Trust Fund of
Morgan Guaranty Trust Co.
of New York                      30,000         8.9%           30,000         110,234         1.1%          110,234

Brown Brothers
Harriman & Co.                   11,200         3.3%           11,200          41,153            *           41,153

Everest Capital Master
Fund                              5,000         1.5%            5,000          18,370            *           18,370

---------------
*        Represents less than 1%.

(1) While the Selling Stockholders have not expressed a specific intention as to the number of shares of Series A Preferred Stock or Common Stock to be sold, the table shows the beneficial ownership that would result if all Shares were sold.

(2) Comprises the shares of Common Stock into which the Series A Preferred Stock held by such Selling Stockholders are convertible at the initial conversion rate. Also includes the shares of Common Stock otherwise owned by such Selling Stockholders, if any. Does not include the shares of Common Stock issuable as future dividends on the Series A Preferred Stock, although the resale of such shares is being registered hereunder. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock are subject to adjustment under certain circumstances. See "Description of Capital Stock." Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time.

(3) Assumes conversion into Common Stock of the full amount of Series A Preferred Stock held by the Selling Stockholders at the initial conversion rate and the offering of such shares by the Selling Stockholders pursuant to this Prospectus. The conversion rate and the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock is subject to adjustment under certain circumstances. See "Description of Capital Stock". Accordingly, the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the Series A Preferred Stock; rather, cash will be paid in lieu of fractional shares, if any.


                                       2.

(4) Includes 267,500 shares of Common Stock owned beneficially by Heartland Small Cap Contrarian Fund, another fund of Heartland Group, Inc. that is managed by the same investment adviser as Heartland Value Plus Fund.

         Because the Selling Stockholders may, pursuant to this Prospectus, offer all or some portion of the Series A Preferred Stock and Common Stock they presently hold or, with respect to Common Stock, have the right to acquire upon conversion of such Series A Preferred Stock or as a dividend on such Series A Preferred Stock, no estimate can be given as to the amount of the Series A Preferred Stock and Common Stock that will be held by the Selling Stockholders upon termination of any such sales. In addition, the Selling Stockholders identified above may have sold, transferred or otherwise disposed of all or a portion of their Series A Preferred Stock and Common Stock since the date on which they provided the information regarding their Series A Preferred Stock and Common Stock, in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution".



                                       3.